SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

May 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Edward P. Bartz, Esq. / Ken Ellington

100 F Street, N.E.

Washington, DC 20549

Re:	Business Development Corporation of America - Registration Statement on Form N-2 (File No. 333-210619)

Dear Messrs. Bartz and Ellington:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 12, 2016 and May 5, 2016 with respect to the Company’s Registration Statement on Form N-2 (File No. 333-210619) (the “Registration Statement” or the “Prospectus”), filed with the Commission on April 5, 2016. The Staff’s comments are set forth below in bold and are followed by the Company’s responses.

Legal Comments

Prospectus Summary

1.	On page 1, in the paragraph titled, “Offering Price History and Distributions,” the second sentence uses annualized yield. Because the distributions include return of capital, please change this to annualized distribution rate.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

May 25, 2016 Page 2

2.	On page 1, the last sentence of the table states, “As of December 31, 2015, we had $13.2 million of distributions accrued and unpaid (dollars in thousands).” Please move “dollars in thousands” to the heading of the table below.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

3.	The Staff notes that the distributions declared are different than the distributions paid in the table on page 1. Please explain.

Response: The Company pays dividends on a monthly basis. Therefore, the amount declared during the month of December 2015 is paid in January 1, 2016, while dividends paid represents the amount paid from January 1, 2015 through December 31, 2015.  However, the dividends declared during the month of December 2014 were paid in January 2015 and are included within the “Distributions paid” during the year ended December 31, 2015.

4.	On page 1, please add two columns to the table showing the dollar amount of return of capital.

Response: The Company revised the table at the bottom of page 1 to include a line item entitled “Portion of distributions representing a return of capital.” The Company has revised the presentation of the distribution table included on page 54 of the Prospectus, under the “Distributions” section, to include a footnote denoting the portion of distributions for that year which represented a return of capital.

5.	On page 2, please add another column to the table showing the annualized return of capital rate.

Response: The Company respectfully refers the Staff to its response to Comment #4 above. The Company notes that the table on page 2 focuses on the change in the offering price over the span of the Company’s continuous offering and such chart is not a complete monthly or quarterly presentation. As such, the Company is unable to provide a meaningful notation regarding the associated return of capital to the periods presented. The Company has revised its presentation of distribution rates in other parts of the Prospectus where a calculation regarding the percentage of a return of capital is possible based on the information presented.

May 25, 2016 Page 3

6.	On page 9 under “Risk Factors,” please disclose the Company’s risk associated with its investments in CLOs.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

7.	On page 11 under “Our Investment Objective and Policies,” please disclose the Company’s strategy in regards to its CLO holdings.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

8.	On page 15 under “Share Repurchase Program,” please disclose the over-subscription of the tender offer.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

9.	At the top of page 16, the disclosure states that the Board considered certain matters in connection with a potential listing of the Company’s shares on December 9, 2014. Please be more specific as to the matters considered.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

10.	The second sentence on page 16 states that a Listing could occur in 24 months, but earlier disclosure references that a potential liquidity event could occur in five to seven years. Please revise as necessary.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

11.	On page 16, the disclosure states that investment advisory fees are calculated based on the Company’s “average gross assets.” Please define “average gross assets.”

Response: The Company has defined “average gross assets” in accordance with the Staff’s request.

12.	On page 16, the “Investment Advisory Fees” section discusses the incentive fee. Please disclose the upcoming shareholder vote resulting in a lower hurdle rate and higher annual incentive fee in this section.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

May 25, 2016 Page 4

13.	On page 16 in the “Administration” section, please provide specific details regarding the compensation to be provided to the administrators. See Item 9.1.d of Form N-2.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

14.	On page 17, the first bullet point references Business Development Corporation of America II, which is being liquidated and dissolved no later than June 30, 2016. Please revise accordingly to remove.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

15.	In the first paragraph on page 18, please explain whether the expense support agreement is still in place. If so, please clarify this disclosure. It is unclear based on this disclosure if it is still active.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Fees and Expenses

16.	On page 19, please insert the example regarding if the calculation of the 5% return was entirely from capital gains.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Risk Factors

17.	On page 32, the third risk factor states that the Adviser may seek to change terms of the Investment Advisory Agreement. Please disclose here the upcoming shareholder vote and the impact of the proposed amendment to the Investment Advisory Agreement.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

May 25, 2016 Page 5

18.	On page 40, footnote 1 to the table states that the Company must achieve annual returns of at least 1.21% in order to cover annual interest payments on indebtedness. The paragraph above states that the calculation assumes an average weighted cost of funds is 2.86%. If the average weighted average costs of funds is 2.86%, please explain why only 1.21% is needed to cover annual interest payments on indebtedness. Please clarify in the footnote.

Response: The Company has revised the footnote. The Company’s assets exceed the Company’s debt by a ratio of approximately 2.4 times.  Due to this ratio, the required annual return on assets of 1.47% to cover annual interest payments is lower than the Company’s weighted average costs of funds of 2.86%.

Distributions

19.	On page 53, as noted earlier, please add columns to reflect the return of capital paid in these distributions.

Response: The Company respectfully refers the Staff to its response to Comment #4 and the changes it has made to the table on pages 53- 54 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

20.	On page 59, please make corresponding changes in the discussion of the Investment Advisory and Administration Agreements as noted in the Prospectus Summary. Please disclose the upcoming shareholder vote resulting in a lower hurdle rate and higher annual incentive fee and provide specific details regarding the compensation to be provided to the administrators.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

21.	On page 69, the third paragraph states, “We intend to conduct quarterly tender offers.” Please update this disclosure as tender offers are now conducted semi-annually. Please make these changes throughout the Registration Statement.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

22.	On page 70, under the “Distributions” section, there is another reference to annualized yield. Please change to annualized distribution rate.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

May 25, 2016 Page 6

23.	On page 70, please add a row to reflect the portion of distributions constituting a return of capital.

Response: The Company respectfully refers the Staff to its response to Comment #4 and the changes it has made to the table on pages 53- 54 of the Registration Statement.

Administrative Services

24.	On page 110, only ARC Advisory Services is mentioned, but US Bancorp still serves as the Administrator. Please clarify and revise accordingly.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Certain Relationships and Related Party Transactions

25.	On page 111, the disclosure states that, in April 2013, the affiliated dealer manager received notice and a proposed AWC from FINRA. What is AWC?

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Control Share Acquisitions

26.	On page 122 in the first full paragraph regarding the Control Share Act (the “Act”), please add disclosure that SEC staff has taken the position that if a BDC fails to opt out of the Act, its actions are inconsistent with Section 18(i) of the Investment Company Act of 1940.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Share Repurchase Program

27.	On page 141, please note that most recent tender offer was over-subscribed and provide details regarding same.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

May 25, 2016 Page 7

Accounting Comments

Fees and Expenses Table

28.	Please include the amount for incentive fees in fee table based on prior year incentive fees earned by the adviser.

Response: The Company has revised the Fees and Expenses table as requested and included the amount for incentive fees based on the prior year incentive fees earned by the adviser.

29.	Please explain why the current table differs from the presentation of this table from the prior year.

Response: The table has been updated to a presentation consistent with the prior year. Because the Company is requesting registration for shares to be issued under its distribution reinvestment plan, there are no selling commissions, dealer manager fees or other sales charges to a shareholder who elects to participate.

30.	The Staff notes that the percentages included in the Fees and Expenses table do not appear to correctly add up to the total percentages and underlying assumptions included by footnote. Please review and revise.

Response: The Company has reviewed and revised the percentages included in the Fees and Expenses table.

31.	Footnote 8 to the table provides that there is no Acquired Fund Fees and Expenses to be included in this category. Please confirm that this is correct. The Staff notes that the Company disclosed a small percentage of Acquired Fund Fees and Expenses last year.

Response: The Company removed the line item and related footnote because there were no acquired fund fees incurred during the period presented.

32.	Please confirm the expense example calculations. The Staff’s calculations result in different values for the 3-, 5-, & 10- year expenses using the numbers in the fee table.

Response: The Company has reviewed and revised the information included in the example following the Fees and Expenses table.

May 25, 2016 Page 8

33.	Please refer to the expense examples included in the Company’s last registration statement in which the Company provided two expense examples. Please explain why two examples are no longer required. In addition, please explain why the ‘return from realized capital gains’ was removed. Add this back if appropriate.

Response: The Company has revised the disclosure to include the additional expense example.

Financial Statements

34.	The Staff notes that if the deferred tax liability is included in unrealized appreciation (depreciation) then that line item should be stated as “net of taxes.”

Response: The Company indicated that unrealized appreciation (depreciation) is net of taxes beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016.

35.	The Staff notes that the Company’s Consolidated Statement of Cash Flows, which appears on page 76 of the Company’s Annual Report on Form 10-K, does not include a heading that names the financial statement. Please revise and ensure that each financial statement is clearly identified in future filings.

Response: The Company has reviewed each of its financial statements and made revisions to ensure that each financial statement is clearly identified. In addition, the Company represents to the Staff that it will ensure that each financial statement will be clearly identified in future filings.

Schedule of Investments

36.	The Staff notes the Company holds investments in controlled investments. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? Please see the September 2013 IM Guidance Update (No. 2013-07).

Response: The Company informs the Staff that it has conducted, and will continue to conduct, an analysis of whether the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X apply to its control investments. As a result of this analysis, the Company included the audited financial statements of Kahala Ireland Opco Limited in its annual report on Form 10-K and also attached such financial statements to the Registration Statement as an exhibit. The Company also included the required footnote disclosure regarding its investment in Park Avenue RE Holdings LLC in Note 17 to the financial statements in its annual report on Form 10-K for the fiscal year ended December 31, 2015.

May 25, 2016 Page 9

37.	Are any of the Company’s investments illiquid? If so, please identify the illiquid investments via footnote on the Schedule of Investments and note the total percentage of investments in illiquid securities as of the year ended December 31, 2015 in the Company’s response letter.

Response: As of the year ended December 31, 2015, all of the Company’s investments were invested in illiquid investments. As discussed in the Company’s notes to its financial statements, the Company does not have any investments in Level 1 assets. To the extent that the Company invests in liquid assets in the future, the Company hereby undertakes to include a footnote to the Schedule of Investments identifying its liquid investments in the corresponding quarter.

38.	Please disclose expiration dates for all warrants going forward.

Response: The Company included the expiration dates for all of its warrants via footnote to the Schedule of Investments beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016.

39.	Please enhance the disclosure in footnote (ao) to the Schedule of Investments on a going forward basis and indicate that the rate is an estimate. By way of example, the Staff directs the Company to the Schedule of Investments filed by Oxford Lane.

Response: The Company enhanced this footnote disclosure in its Schedule of Investments beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016.

Notes to the Financial Statements

40.	Please explain to the Staff what comprises the category of ‘cash and cash equivalents’ as set forth in Note 2. If this category consists of investments in money market funds or other securities, then please disclose each such investment separately in the Company’s Schedule of Investments. If there are investments in money market funds, please confirm that the amount has been factored into the Acquired Fund Fees and Expenses estimate included the Fee and Expenses table.

Response: The Company hereby advises the Staff that the category of ‘cash and cash equivalents’ as set forth in Note 2 includes unrestricted cash in bank accounts and cash in overnight money market sweep accounts. There were no investments in money market funds or other securities included in cash and cash equivalents for the years presented.

May 25, 2016 Page 10

41.	In Note 2, please explain why offering costs includes “other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock.” The Staff notes that management salaries and other general and administrative salaries may not be allocated as costs of the offering. The Staff refers the Company to Staff Accounting Bulletin, Topic 5, Question A.

Response: The other expenses referenced in Note 2, as pointed out in the comment above, are incremental costs that were incurred by the Company that would otherwise have been paid by third party service providers if the Company had engaged third parties to provide such services. None of these costs represented salaries of the officers of the Company’s investment adviser. The nature of the related party services has been disclosed in the Company’s prior filings with the SEC. As discussed in pre-effective amendment No.1 to the Registration Statement, the Company has moved away from related party service providers and engaged third party service providers to perform services for the Company. The Company will revise the disclosure in Note 2 to remove reference to salaries.

42.	The Staff notes that the policy for the accounting for offerings costs is set forth in Accounting Standards Codification Topic 946-20-35-5 and, pursuant to such guidance, should be capitalized and expensed over a 12 month period. Please discuss supplementally the Company’s treatment of such costs and confirm that the Company will comply with Accounting Standards Codification Topic 946-20-35-5 going forward.

Response: During the period that the Company was continuously offering shares of common stock, it accounted for its offering costs in a manner consistent with the requirements of Staff Accounting Bulletin No. 5 (“SAB 5”). Under SAB 5, offering “costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” rather than treated as an expense and amortized over a 12-month period on a straight-line basis, as provided under ASC 946-20-35-5. The Company notes that, although the Company’s method of accounting for offering costs was consistent with the manner in which such costs were disclosed by other business development companies, it acknowledges that the Staff does not agree with its prior method of accounting.

May 25, 2016 Page 11

In response to the Staff’s comment, the Company has revisited its policy regarding the accounting treatment of such offering costs and concluded that, on a going forward basis, it will defer offering costs incurred as an asset on the balance sheet and recognize the deferred charge to expense over 12 months on a straight-line basis. However, the Company reminds the Staff that ASC 946-20-35-5 is no longer applicable to the Company because it is no longer selling shares of its common stock and ceased any such sales as of April 30, 2015.

In connection with this change in accounting treatment, the Company has performed an analysis regarding whether this change constitutes a material or immaterial correction of an error. After completing a materiality analysis under SAB 99-1, the Company concluded that the change in accounting treatment is categorized as an immaterial correction of an error and was not significant to the Company’s investor base prior to the issuance of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2016. As part of this analysis, the Company emphasized the following factors for the fiscal years ended December 31, 2012 through 2015:

•	The correction does not directionally change net investment income.
•	The correction does not directionally change net increase in net assets resulting from operations.
•	The correction would not have impacted dividend rates to investors because the Company has maintained a fixed dividend.

In addition, KPMG, LLP, the Company’s independent registered public accounting firm for the current fiscal year as well as the fiscal years ended December 31, 2014 and 2015, agrees with the Company’s conclusion that the change in accounting treatment was an immaterial correction of an error and would not require a restatement of its financial statements. KPMG also agrees with the Company’s assessment that there is no on-going impact from this change in accounting treatment because all of the Company’s offering costs have been fully recognized as a decrease to net assets. In addition, Grant Thornton LLP, the Company’s former registered public accounting firm for the fiscal years ended December 31, 2012 and 2013, agrees with the Company’s conclusion that the change in accounting policy was an immaterial correction of an error and would not require a restatement of its financial statements.

43.	Please explain to us and represent to us that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: The Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

May 25, 2016 Page 12

44.	In Note 13, please disclose on a going forward basis the aggregate cost of securities, gross unrealized gains, gross unrealized losses and net unrealized gain/loss based on cost for Federal income tax purpose. See footnote 8 of Article 12-12 of Regulation S-X.

Response: The Company will disclose the aggregate cost of securities, gross unrealized gains, gross unrealized losses and net unrealized gain/loss based on cost for Federal income tax purpose beginning with its annual report on Form 10-K for the year ending December 31, 2016.

45.	In Note 14, please disclose on a going forward basis the total expense ratio of the fund as required by Instruction 16 to Item 4 of Form N-2. Please remove any other expense ratios since they are not required or permitted by Form N-2.

Response: The Company disclosed the total expense ratio of the fund as required by Instruction 16 to Item 4 of Form N-2 beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016.

General Comments

46.	Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A or in the financial statements. See the AICPA Expert Panel Minutes dated 9/6/2014.

Response: The Company respectfully notes that its non-recurring fee income is a relatively insignificant component of its total investment income and, as a result, does not believe that additional disclosure is necessary with respect to its non-recurring fee income given the immateriality thereof. However, to the extent that changes in future periods, the Company will provide the additional requested granular disclosure.

47.	Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company hereby confirms that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

May 25, 2016 Page 13

48.	Please discuss whether Helvetica Funding is a consolidated entity if so, please disclose on a going forward basis that it is a consolidated subsidiary throughout the financial statements.

Response: The Company hereby confirms to the Staff that Helvetica Funding is a wholly-owned consolidated subsidiary. The Company acknowledges that it inadvertently excluded Helvetica Funding in the list of consolidated subsidiaries disclosed in Note 2 to the financial statements but revised such disclosure beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016.

49.	The Staff notes that page 62 of the Annual Report on Form 10-K makes reference to annualized yield for distributions. Because the Company had a return of capital for the quarter ended December 31, 2015, the Staff requests that the Company refrain from using the term “yield” as it carries a connotation of income. Please revise accordingly on a going forward basis.

Response: To the extent that the Company has a return of capital, it will refrain from using the term “yield” in its future filings.

50.	The Staff notes that the Company has included the audited financial statements of Kahala Ireland Opco Limited. The Staff notes that an auditor consent did not accompany the financial statements filed as an exhibit to the Registration Statement. Please file a consent with the filing of pre-effective amendment No.1 to the Registration Statement.

Response: The Company will file an auditor consent regarding the inclusion of the audited financial statements of Kahala Ireland Opco Limited as an exhibit to pre-effective amendment No. 1 to the Registration Statement.

51.	In future filings please include disclosure in the notes to the financial statements that the Company has determined that it must include audited financial statements of Kahala Ireland Opco Limited because it is a control investment and is required to do so under Item 3.09 of Regulation S-X. Please include disclosure informing shareholders where the shareholders can find the financial statements.

Response: The Company will include disclosure in the notes to the financial statements that the Company has determined that it must include audited financial statements of Kahala Ireland Opco Limited because it is a control investment and is required to do so under Item 3.09 of Regulation S-X beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2016. The Company also will provide information regarding the location of such audited financial statements.

May 25, 2016 Page 14

52.	Page 106 of the Company’s Form 10-K provides that, “Significant increases or decreases in any of the above unobservable inputs in isolation would result in a significantly lower or higher fair value measurement for such assets.” Please revise this disclosure here and throughout the Registration Statement to emphasize that a change does not need to be significant to result in a significant change in fair value.

Response: The Company has revised the disclosure per the Staff’s request.

53.	Because the Company had a return of capital for the year ended December 31, 2015, please confirm that the Company is in compliance with Section 19(a) of the Investment Company Act of 1940.

Response: The Company hereby confirms that it is in compliance with Section 19(a) of the Investment Company Act of 1940.

54.	Confirm that the operating expense ratio included in the Financial Highlights table is inclusive of incentive fees and credit facilities that are separately disclosed.

Response: The Company hereby confirms that the operating expense ratio included in the Financial Highlights table is inclusive of incentive fees and credit facilities that are separately disclosed.

55.	Please explain why the Company’s investment in NMFC Senior Loan Program I, LLC (“SLP I”) is not considered to be a joint venture arrangement similar to those arrangements entered into by others within the BDC industry. The Staff expects to see disclosure regarding SLP I as outlined in the expert panel minutes from the AICPA meeting held in September 2012. Specifically, the Staff expects to see the following disclosure regarding the SLP I:
a.	A schedule of investments of each investment held within the SLP I at fair value on both an individual investment basis as well as in the aggregate for the year ended December 31, 2015;
b.	Disclosure of any non-performing loans or loans paying PIK income;
c.	Summarized balance sheet information including, but not limited to:
i.	Investments in loans at fair value
ii.	Other assets
iii.	Senior loans issued
iv.	Other liability
v.	Subordinated Certificates
d.	Summarized income statement information including, but not limited to:
i.	Interest income;
ii.	Other income;
iii.	Interest expense;
iv.	Management fees; and
v.	Other expenses.

May 25, 2016 Page 15

Response: The Company advises that, as a fundamental matter, NMFC Senior Loan Program I LLC (“SLP I”) is not structured as a joint venture of the type that a number of business development companies have entered into. Rather, SLP I is structured as a traditional private fund that invests in debt investments and is managed pursuant to an arrangement with an investment adviser and a managing member.

By way of background, in June 2014, the Company entered into an agreement with SLP I, an entity created by New Mountain Finance Corporation (“NMFC”), to invest in senior secured first loans or bonds on a leveraged basis. SLP I’s investment objective is to achieve current income and capital appreciation through its investments in the loans or bond investments of portfolio companies (the “Portfolio Investments”). NMFC serves as the Managing Member of SLP I, and, as such, is primarily responsible for managing the operations of SLP I. NMFC has discretionary investment authority with respect to the Portfolio Investments in SLP I and employs personnel provided by NMFC’s investment adviser.

The Company has no management or approval rights for the investments made in SLP I.  The board of directors of SLP I consists of at least three persons (the “Managers”) who manage and control the business and affairs of SLP I. These Managers are selected at the discretion of NMFC and may be removed at any time by NMFC with or without cause, provided there is always at least one independent manager. The Company is not a Manager.

The Company currently owns 53.8% of the economic interests in SLP I and the Company’s investment in SLP I only represents approximately 2.0% of the Company’s investment portfolio as of December 31, 2015.

In view of the foregoing, the Company believes that including the level of additional detail requested by the Staff with respect to an investment that represents only a small percentage of BDCA’s current investment portfolio adds no meaningful additional information to investors and could be both confusing and potentially misleading. Accordingly, the Company has not added disclosure in response to the comment.

* * *

May 25, 2016 Page 16

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Corinne Pankovcin